NO ACT

PE 12-14-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

Received SEC
JAN 15 2008
Washington, DC 20549

January 15, 2008

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Room VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/15/2008

Re: Verizon Communications Inc.
Incoming letter dated December 14, 2007

Dear Ms. Weber:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to Verizon by Richard A. Dee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard A. Dee
115 East 89th Street
New York, NY 10128

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 14, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
Shareholder Proposal of Richard A. Dee

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Richard A. Dee (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2008 proxy materials.

I. Introduction.

On November 13, 2007, Verizon received a letter from the Proponent containing the following proposal:

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with monitoring continuously the extent to which Verizon lives up to its manifold and oft-repeated claims pertaining to integrity, trustworthiness, and Reliability."

Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials (1) because the Proponent failed to supply, within 14 days of receipt of Verizon's request, documentary support that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1) and (2) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2008 proxy materials.

II. Bases for Excluding the Proposal.

B. Verizon May Omit the Proposal under Rule 14a-8(f), Because Proponent Failed to Supply, within 14 Days of Receipt of Verizon's Request, Documentary Support that the Proponent Meets the Eligibility Requirements of Rule 14a-8(b)(1)

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials because the Proponent failed to provide, within 14 days of receipt of Verizon's request, documentary support that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1). Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareowner proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Company received the Proposal and accompanying correspondence via facsimile on November 13, 2007. Included in the transmission was a single page account statement from TD Ameritrade for the reporting period 10/01/07 to 10/31/07. After confirming that the Proponent is not a shareowner of record, on November 14, 2007, Verizon sent the Proponent a letter by Federal Express (the "Notification Letter"), requesting a written statement from the record holder of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Verizon common stock continuously for at least one year prior to the date of submission of the Proposal. The Notification Letter also advised the Proponent that such written statement must be submitted to Verizon within 14 days of receipt of the Proponent's receipt of the Notification Letter and included a copy of Rule 14a-8. Verizon received confirmation from Federal Express that the Notification Letter was delivered to and accepted at the Proponent's address on November 16, 2007. A copy of the Notification Letter, together with the delivery confirmation, is attached as Exhibit B.

On December 3, 2007, 17 days after receipt of the Notification Letter, the Proponent emailed to Verizon a copy of an *unsigned* letter dated November 29, 2007, from TD Ameritrade verifying his continuous ownership of Verizon common stock from October 2006 through November 26, 2007. On December 4, 2007, 18 days after receipt of the Notification Letter, the Proponent emailed Verizon a *signed* copy of that letter (the "Response Letters"). The Response Letters are attached as Exhibit C.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *General Motors Corporation* (March 21, 2006); *H.J. Heinz Company* (May 23, 2006); *American International Group* (March 15, 2006); *The Mills Corporation* (March 15, 2005); *Nabors Industries Ltd.* (March 8, 2005); *Sterling Capital Corporation* (February 25, 2004); *Merrill Lynch & Co., Inc.* (January 27, 2003); and *The Allstate Corporation* (February 5, 2001). The Proponent did not provide appropriate documentation within 14 days of receipt of Verizon's written request. Accordingly, Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials under Rule 14a-8(f).

B. Verizon May Exclude the Proposal under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the matters covered by the Proposal – monitoring customer satisfaction with Verizon's products and services and compliance with its code of business conduct – fall squarely within the scope of Verizon's day-to-day business operations.

The Proponent submitted proposals that are substantially identical to the current Proposal for inclusion in Verizon's 2007 proxy materials (the "2007 Proposal") and Verizon's 2006 proxy materials (the "2006 Proposal"), both of which the Staff allowed to be excluded under Rule 14a-8(i)(7). See *Verizon Communications Inc.* (February 20, 2006) and *Verizon Communications Inc.* (February 20, 2007). The current Proposal, like the 2006 and 2007 Proposals, basically addresses ordinary business matters; namely, monitoring customer satisfaction and compliance with a code of ethics or business conduct.

The Proposal requests that the Verizon Board establish a committee to monitor customer satisfaction with the company's products and services. The Staff has long recognized that proposals concerning quality, service and support matters, including the handling of customer issues with respect to a Company's products and services, relate to the ordinary business operations of a corporation and, accordingly, may be excluded under Rule 14a-8(i)(7). The Staff's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including the establishment of committees or departments to deal with customer relations issues. See, e.g., *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to the creation of a "Customer Satisfaction Review Committee" comprised of shareholders); *The Chase Manhattan Corporation* (February 14, 2000) (proposal to establish an ad hoc independent committee to study credit card operations, financial reporting and customer service); *American Telephone and Telegraph Company* (January 25, 1993) (proposal to initiate audit procedures to track customer correspondence to rectify lack of response by company); and *The Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish independent board committee to study the handling of customer and shareholder complaints).

Monitoring customer satisfaction with services and products is a basic management function and an integral part of Verizon's day-to day business operations. Customer satisfaction assurance, which involves administration of complex business processes and systems, is beyond the reasonable scope of responsibilities of the Board of Directors. In each of Verizon's lines of business – wireline and wireless – the company's management teams oversee extensive nationwide customer service networks. Both Verizon and Verizon Wireless provide their employees with extensive ongoing training in all aspects of the business from customer service delivery to advanced technology. In addition, Verizon tracks customer perception of its service using an independent market research firm to conduct monthly surveys of 40,000 customers who have recently interacted with the wireline business. Similarly, Verizon Wireless consistently runs extensive quality checks to ensure its customer service best practices are working. For example, to ensure the reliability of Verizon Wireless' network, engineers conduct more than 750,000 voice call attempts and more than 4 million data tests quarterly on Verizon Wireless' and other national wireless carriers' networks while traveling approximately 220,000 miles of the most frequently traveled roadways nationwide in specially equipped, company-owned quality test vehicles. In addition, company executives visit Verizon Wireless Stores to evaluate the customer service experience, and similar types of quality checks are done across its call center operations.

The Proposal also requests that the Verizon Board establish a committee for the purpose of monitoring compliance with the Verizon Code of Business Conduct. The Staff has consistently determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., *The AES Corporation* (January 9, 2007) (proposal requesting board create an ethics oversight committee); *H.R. Block, Inc.* (May 4, 2006) (proposal requesting special board committee to review sales practices and allegations of fraudulent marketing); *Halliburton Company* (March 10, 2006) (proposal requesting report on policies and procedures adopted to reduce certain violation and investigations); *Chrysler Corp.* (February 18, 1998) (proposal requesting that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders); *Lockheed Martin Corp.* (January 29, 1997) (proposal requesting the audit and ethics committee to determine whether the company has an adequate legal compliance program and prepare a report); *AT&T Corp.* (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct).

Assuring compliance with legal and regulatory requirements, as well the company's internal policies, is a fundamental management function. As discussed in more detail on the company's website at http://multimedia.verizon.com/responsibility/ethics/index.aspx, Verizon has a stated goal to operate its business with the highest level of integrity and accountability and to continue to build on the trust it has earned over the years. To that end, Verizon has established an Office of Ethics and Business Conduct headed by an executive responsible for compliance. This office oversees the training and certification of all Verizon employees on the Verizon Code of Business Conduct. It also operates a confidential hotline that employees, suppliers and the public can call 24 hours a day, seven days a week, to ask questions, seek clarification or report alleged misconduct or violations of the Code. Finally, as noted below, the independent Audit and Finance Committee of the Verizon Board has oversight responsibility for this critical management function.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2008 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2008 proxy materials (1) because the Proponent failed to supply, within 14 days of receipt of Verizon's request, documentary support that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1); and (2) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2008 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (212) 831-0102.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Richard A. Dee
115 East 89th Street
New York, NY 10128

EXHIBIT "A"

RICHARD A. DEE

By Fax To (212) 597-2518

November 13, 2007

Marianne Drost, Esq.
Senior Vice President
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

Re: **Stockholder Proposal - Verizon Communications Inc. - 2008 Proxy Statement**

Dear Ms. Drost:

Enclosed please find my Stockholder Proposal to be included in the Proxy Statement for the 2008 Annual Meeting of Stockholders of Verizon Communications.

The Proposal is being re-submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being forwarded to you as it is to appear in the Proxy Statement: i.e., the order, the paragraphing, and the use of bold and italic typefaces.

I own a total of 200 shares of Verizon common stock. The shares have been owned for many years, and I shall continue to own qualifying shares through the date of the Annual Meeting.

Enclosed is a copy of part of my most recent Ameritrade statement indicating that the firm holds the above-mentioned 200 shares of Verizon stock in my account.

Please acknowledge receipt of the Proposal at your earliest convenience.

Sincerely,

Richard A. Dee

Enclosures:
(2 page proposal)
Statement covering stock ownership

115 East 89th Street New York, NY 10128 (917) 882-8751 Fax (212) 831-0102

RICHARD A. DEE
Stockholder Proposal - 2008 Proxy Statement
Verizon Communications Inc.
Submitted November 13, 2007

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with monitoring continuously the extent to which Verizon lives up to its manifold and oft-repeated claims pertaining to integrity, trustworthiness, and Reliability.

"Unfortunately, Verizon's Board allows and enables company management to *oversee itself* on matters pertaining to Corporate Responsibility. That is a very dangerous policy – and a policy that flies in the face of the lessons that should have been learned, both by corporate Boards of Directors and investors in publicly-owned companies, from the massive corporate corruption that several years ago resulted in devastating losses to millions of trusting stockholders.

"The extent and the causes of the record-setting corruption that occurred so recently resulted in considerably heightened suspicion, skepticism, and concern on the parts of investors. The magnitude of the corruption also resulted in publicly-owned companies issuing assurances that they had instituted a multitude of new checks and balances that would prevent the recurrence of similar stockholder-damaging events.

"Verizon devotes a great deal of time and effort, and spends an enormous amount of stockholder money, attempting to assure investors and prospective investors, customers and prospects, government agencies, and the public of its corporate integrity and its trustworthiness – and, seemingly endlessly, to assure all hat Verizon is "Reliable".

"The Code of Business Conduct established by Verizon's Board may be excellent conceptually, but it will not benefit stockholders unless and until the Board assures itself that the Code is being wisely and widely implemented – and is being carefully and continuously monitored by Directors who, hopefully, are truly independent of management.

"It is the duty and responsibility of the Board not only to *make* commitments pertaining to Corporate Governance and ethical conduct, but to *make certain that such commitments are being fulfilled properly* – at every level.

"The truthfulness of Verizon's many claims will affect greatly its future. Customers, citizens' groups, and government agencies are challenging continually Verizon's business practices, products, and services.

RICHARD A. DEE
Stockholder Proposal – 2008 Proxy Statement
Verizon Communications Inc.
Submitted November 13, 2007

"It is clearly in the best interests of Verizon stockholders for the Board to form a Committee of Directors that meets regularly and focuses specifically on matters pertaining to Corporate Responsibility – including, in particular, the careful monitoring of how well Verizon is living up to its Code of Business Conduct – and whether Verizon is fulfilling properly its multitude of claims.

"Corporate Responsibility no longer can be treated as a sub-topic of Corporate Governance.

"Corporate Responsibility not only deserves, but requires, careful and continuous attention by Directors who are especially attuned to and convinced of its importance. Matters to be dealt with are vital, and dealing with them cannot be relegated to sideways glances by the Board or existing Committees.

"This proposal asks Verizon's Board to take an immediate and significant step to assure stockholders that it is truly committed to causing corporate deeds to live up to corporate words - and truly committed to having Verizon live up to its manifold claims of integrity, trustworthiness, and Reliability.

"Please vote FOR this Proposal.

TD AMERITRADE
Apex

800-669-3900
TD AMERITRADE
DIVISION OF TD AMERITRADE INC
PO BOX 2209
OMAHA, NE 68103-2209

Statement Reporting Period:
10/01/07 - 10/31/07

Statement for Account # [redacted]
RICHARD A DEE
115 E 89TH ST
NEW YORK, NY 10128

Announcements:
OUR INVESTMENT CONSULTANTS CAN HELP YOU FIND THE WAY TO YOUR GOAL. CALL 888-365-2739 TO SCHEDULE YOUR FREE CONSULTATION, STOP BY A BRANCH OR VISIT WWW.TDAMERITRADE.COM/GUIDE. OFFER ENDS DECEMBER 31 - CALL NOW!

Portfolio Summary

Investment	Current Value	Prior Value	Period Change	% Change	Estimated Income	Estimated Yield	Portfolio Allocation	Portfolio Allocation

Statement for Account # [redacted]
10/01/07 - 10/31/07

Income Summary Detail

Description	Current	Year to Date
Interest Income Credit Balance	$ 0.00	$ 10.03
Margin Interest Charged	(0.68)	(0.70)
QUALIFIED DIVIDENDS	76.00	956.42
The Reserve Dividends	107.39	578.32

Account Positions

Investment Description	Symbol/ CUSIP	Quantity	Current Price	Market Value	Purchase Date	Cost Basis	Average Cost	Unrealized Gain(Loss)	Annual Income	Yield
Stocks - margin										
At&T Inc Com	T	42	$ 41.79	$ 1,755.18		$ -	$ NP	$	$ 59.64	3.4%
Citigroup Inc Com	C	120	41.90	5,028.00		-	NP		259.20	5.2%
Comcast Corp Com Cl A	CMCSA	150	21.05	3,157.50		-	NP			
Idearc Inc Com	IAR	10	26.98	269.80		-	NP		13.70	5.1%
Jp Morgan Chase &Co Com	JPM	200	47.00	9,400.00		-	NP		304.00	3.2%
Verizon Communications Com	VZ	200	46.07	9,214.00		-	NP		344.00	3.7%
Wachovia Corp Com	WB	100	45.73	4,573.00		-	NP		256.00	5.6%
Total stocks				$33,397.48		$0.00		$0.00	$1,236.54	3.7%

EXHIBIT "B"

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

November 14, 2007

By Federal Express

Mr. Richard A. Dee
115 East 89th Street
New York, NY 10128

Dear Mr. Dee:

I am writing to acknowledge receipt of the shareholder proposal dated November 13, 2007, that you submitted for inclusion in Verizon Communications Inc.'s proxy statement for the 2008 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2008 annual meeting, you must have continuously held at least $2,000 in market value, or 1%, of Verizon's common stock for at least one year prior to the date that you submit the proposal. In addition, you must continue to hold at least this amount of the stock through the date of the annual meeting. Your proposal, including any accompanying supporting statement, may not exceed 500 words. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Under the SEC's rules, if you are not a registered holder of Verizon's common stock, you must prove your eligibility by submitting to the company a written statement from the record holder of your securities verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. In Staff Legal Bulletin No.14 (CF), dated July 13, 2001, the SEC staff has indicated that a shareholder's monthly, quarterly or other periodic investment statement is not sufficient for this purpose, stating "a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal."

We would appreciate it if you would provide a written statement from the record holder of your securities verifying that you have beneficially held the requisite number of shares of Verizon common stock continuously for at least one year prior to the date of your submission. The SEC rules require that you submit this documentation to us no later than 14 days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2008 annual meeting. Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

cc: Marianne Drost

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

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Tracking number	790873998650	**Reference**	PR8342772
Signed for by	R.DEE	**Destination**	NEW YORK, NY
Ship date	Nov 15, 2007	**Delivered to**	Residence
Delivery date	Nov 16, 2007 12:00 PM	**Service type**	Standard Envelope
		Weight	0.5 lbs.

Status Delivered

Signature image available Yes

Date/Time		***Activity***	***Location***	***Details***
Nov 16, 2007	12:00 PM	**Delivered**	NEW YORK, NY	
	8:17 AM	On FedEx vehicle for delivery	NEW YORK, NY	
	7:09 AM	At local FedEx facility	NEW YORK, NY	
	3:29 AM	Departed FedEx location	NEWARK, NJ	
Nov 15, 2007	11:53 PM	Arrived at FedEx location	NEWARK, NJ	
	11:02 PM	Left origin	BRANCHBURG, NJ	
	5:40 PM	Picked up	BRANCHBURG, NJ	
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EXHIBIT "C"

Weber, Mary L.

From: Richard Dee [dick.dee@verizon.net]
Sent: Monday, December 03, 2007 5:49 PM
To: Weber, Mary L.
Subject: Verification of duration of holdings

Ltr from Ameritrade re holding...

Hi Mary Louise -

The enclosed was finally sent to me by Ameritrade by a very capable gal in the president's office. It was retrieved from their system and therefore has no signature and was, of course, supposed to have been sent last week (by Pony Express, I assume). It's Omaha, remember.

I can get a signed copy if necessary. They changed the content after what was read to me last week when it had reached its fifth or sixth version - after preparation by their legal people, for agreement by their compliance people, for their account people to send - to me. I hope they don't bill me for all the genius hours that must have gone into saying "Mr. Dee has owned the following stocks held in his account with is firm for a period [considerably] in excess of one year from October 1, 2006."

Last year I recall them sending a company an assurance on the day I requested it. I see that a broker must assure me and then I can assure you. I have no problem with that, really. I have a problem with people who can't be relied upon - like the latest account people at Ameritrade.

Thanks.

Dick

TD AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005

November 29, 2007

Richard Dee
115 E 89th St
New York, NY 10128

Re: Your account at TD AMERITRADE ending 0156

Dear Mr. Dee:

Pursuant to your request regarding the securities listed below, attached are the October 2006 and October 2007 monthly statements for your TD AMERITRADE account ending 0156. As of today, November 29, 2007, our records indicate you still own, and have owned, the shares listed below since October 2006 or prior. We have no record of any purchases or sales in the securities listed from October 2006 to present.

Shares	**Symbol**
120	C
150	CMCSA
200	JPM
200	VZ

If you have any questions please contact an Apex Representative at 888-871-9007. Thank you for allowing me to be of service in this matter.

Sincerely,

Matthew M. Huber
Senior Analyst, Compliance Operations
Corporate Compliance
TD AMERITRADE, Inc., Member FINRA/SIPC

Weber, Mary L.

From: Richard Dee [dick.dee@verizon.net]
Sent: Tuesday, December 04, 2007 3:09 PM
To: Weber, Mary L.
Subject: The signed letter

Ltr from Amer re holdings sign...

Betsy Myers in the President's office at Ameritrade (402-970-8504) assured me that Ameritrade would do whatever was necessary to make clear to Verizon that I had requested the information on a timely basis and that through their errors they failed to get the information to me as promised. They had dragged their feet for days, going from department to department, and only got moving when prodded by me. They promised to fax me the final letter on Thursday (11/29)
- so that I could fax it to you before the end of the business day.

Instead of axing the letter as promised, they sent it to me by UPS Overnight - and it was not even picked up until 7:43 PM Friday
(11/30) - and it was not delivered to me until 6:22 PM on Monday (12/3) by UPS.

TD AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005

November 29, 2007

Richard Dee
115 E 89th St
New York, NY 10128

Re: Your account at TD AMERITRADE ending 0156

Dear Mr. Dee:

Pursuant to your request regarding the securities listed below, attached are the October 2006 and October 2007 monthly statements for your TD AMERITRADE account ending 0156. As of today, November 29, 2007, our records indicate you still own, and have owned, the shares listed below since October 2006 or prior. We have no record of any purchases or sales in the securities listed from October 2006 to present.

Shares	Symbol
120	C
150	CMCSA
200	JPM
200	VZ

If you have any questions please contact an Apex Representative at 888-871-9007. Thank you for allowing me to be of service in this matter.

Sincerely,

Matthew M. Huber
Senior Analyst, Compliance Operations
Corporate Compliance
TD AMERITRADE, Inc., Member FINRA/SIPC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 14, 2007

The proposal relates to forming a committee.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Verizon's request, documentary support evidencing that the proponent satisfied the minimum ownership requirements for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END